CRITICAL THERAPEUTICS, INC.
60 Westview Street
Lexington, Massachusetts 02421
October 2, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Riegel, Esq.

Re:	Critical Therapeutics, Inc. Registration Statement on Form S-4 File Number 333-152442
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Critical Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-152442) (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on October 3, 2008, or as soon as practicable thereafter.
The Company hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
CRITICAL THERAPEUTICS, INC.

By:	/s/ Trevor Phillips, Ph.D.
Trevor Phillips, Ph.D.
President and Chief Executive Officer